Exhibit 4.4
Federal Home Loan Bank of Indianapolis

Description of Securities Registered Under Section 12 of the Exchange Act

The terms of the Bank’s Class B stock are interwoven with our capital requirements and with the terms of our Capital Plan, which first became effective on January 2, 2003. The Capital Plan (as amended) is incorporated by reference as Exhibit 4.1 of the Bank’s Annual Report on Form 10-K, filed with the Securities and Exchange Commission on March 10, 2021. The Capital Plan is available on our website at www.fhlbi.com. Summaries of the capital requirements and of relevant portions of the Capital Plan are provided below after the description of the material terms of the Class B Stock that follows in order to aid the reader in understanding the background of the Class B Stock.

Description of Class B Stock Pursuant to 17 C.F.R. 229.601 and 17 C.F.R. 229.202
As of February 28, 2021, we have currently only one class of capital stock, Class B Stock, which is authorized, issued, outstanding, and registered under Section 12 of the Securities Exchange Act of 1934, as amended. Class B Stock is issued under our Capital Plan, which was approved by the Federal Housing Finance Board (predecessor to the Federal Housing Finance Agency (“Finance Agency”)) on July 10, 2002, amended on October 9, 2002, and implemented on January 2, 2003, and most recently amended effective September 26, 2020. Class B Stock has a par value of $100 per share and may be issued, redeemed, and repurchased only at par value. Class B Stock is held in book-entry form only and is transferable only upon our written approval, which we may withhold in our sole discretion.

The Class B Stock has two subseries, Class B-1 and Class B-2. We are authorized under our Capital Plan to issue additional Class B Stock, at par value of $100 per share, to our members from time to time. Participation in such offerings is voluntary on the part of our members, on terms and conditions to be determined by our board, but such offerings may not discriminate in favor of or against any member. Class B-1 stock is utilized to meet a member's membership requirement, while subseries B-2 stock is utilized to meet a member's activity stock requirement. Subseries B-1 stock is reclassified as subseries B-2 as needed to help fulfill the member's activity stock requirement, and the member may be required to purchase additional subseries B-2 stock to fully meet that requirement. Excess subseries B-2 stock is automatically reclassified as subseries B-1. Additionally, members may opt-in to an activity stock requirement in connection with their sales of mortgage loans to us under MPP Advantage. Members may elect this stock requirement each time they enter into a master delivery contract with us.

The capital plan also permits our board of directors to authorize the issuance of Class A stock. As of February 28, 2021, the board of directors had not authorized the issuance of Class A stock.

The Bank reserves the right to amend the capital plan from time to time. Any amendment to the capital plan must be approved by the board of directors of the Bank and submitted to the FHFA for its approval prior to implementation.

Terms Relating to Class B Stock

Conversion

Subseries B-1 stock may be reclassified as subseries B-2 stock as necessary to fulfill the activity stock requirement of the Member if sufficient subseries B-2 Stock is not available to the member prior to such reclassification. Similarly, any subseries B-2 stock that is not needed to satisfy an activity stock requirement shall be automatically reclassified as subseries B-1 stock.

The only difference between the Subseries B-1 Stock and the Subseries B-2 Stock is that the dividend rate for the Subseries B-2 Stock may be equal to or greater than the dividend rate for the Subseries B-1 Stock, as described below.

If the Board of Directors authorizes the issuance of Class A Stock, the Board of Directors may, by resolution, authorize optional conversions of shares of excess stock to shares of a different class of excess stock (each such authorized conversion, a “Conversion Option”) in accordance with certain restrictions in the Capital Plan. The Board or management, as applicable, shall determine the maximum number of shares to be converted and shall establish a conversion date for any such Conversion Option. Members who wish to exercise a Conversion Option shall be notified by the Bank of the process for exercising the option and shall advise the Bank by the deadline specified in the notice of the amount of conversion-eligible excess stock they wish to have converted. If the Conversion Option is oversubscribed, then the Bank will convert members’ eligible shares on a pro rata basis. No Capital Stock that is the subject of an excess stock repurchase notice or a redemption notice shall be eligible for conversion to another class.

Liquidation Rights
Subject to the authority of the Finance Agency governing liquidations, if the Bank is liquidated, following the retirement of all of our outstanding liabilities to our creditors, all shares of Class B Stock must be repurchased at par value, or if sufficient funds are not available to accomplish the repurchase in full of the Class B Stock at par value, then such repurchase will occur on a pro rata basis among all holders of the Class B Stock. Following the repurchase in full of all Class B Stock, any remaining assets will be distributed to the holders of Class B Stock in the proportion that each member’s shares of Class B Stock bears to the total Class B Stock outstanding immediately prior to such liquidation.

Effect of Consolidation or Merger
Mergers and consolidations of Federal Home Loan Banks (“FHLBanks(s)”) are governed by the Federal Home Loan Bank Act (“Bank Act”) and Finance Agency regulations. In the event we consolidate or merge with another FHLBank, our members will become members of the surviving FHLBank. In such event, our members will either have their existing shares of Class B Stock converted into equivalent stock in the surviving FHLBank, or they will receive such other consideration as is provided in any plan of merger or consolidation or in any lawful order of the Finance Agency. If another FHLBank is merged into us and we are the surviving FHLBank, members of the non-surviving FHLBank will immediately become our members and the outstanding stock of the non-surviving FHLBank will be converted into shares of our Class B Stock, or they will receive such other consideration as is provided in any plan of merger or as provided in any lawful order of the Finance Agency.

Transfer of Stock
Shares of Class B Stock held by a member in excess of the amount the member needs to meet its membership and activity-based investment requirements (“Excess Stock”) may be transferred to another member only upon our prior written approval, which may be withheld in our sole discretion. Such transfers must be made at par value and are effective upon being recorded in our stock records. Transferred shares that were subject to a notice of redemption will have the notice automatically cancelled upon the transfer, but no cancellation fee will be charged. All transfers shall be undertaken in accordance with Finance Agency regulations.

Voting Rights
All members holding shares of Class B Stock are entitled to vote for the election of directors pursuant to the Federal Home Loan Bank Act (“Bank Act”) and Finance Agency regulations establishing the election procedure. Our district is comprised of the states of Indiana and Michigan. The election and voting for independent director seats are conducted district-wide. Member directors are elected by members in Indiana and Michigan separately as determined by the Finance Agency in its annual determination of the total number of directorships established for the Bank and its annual allocation of member director seats per state. Member director seats can be added or taken away by the Finance Agency based upon increases or decreases in the amount of outstanding stock required to be held by the members in each state. The stock required to be held (“Stock Requirement”) by each member is the greater of (i) its Membership Stock Requirement, i.e., the amount that the member must hold based on its total assets held (“Total Assets”), and (ii) its Activity-based Stock Requirement, i.e., the amount needed to support Advances and other credit products used (“Activity-based Assets”). In the election of directors, members have one vote for each share of stock they hold to meet their Stock Requirement but are subject to caps on the number of shares they can vote, based upon the average number of shares of stock that are required to be held by all members in the applicable state. Members are not entitled to vote any shares of Excess Stock in the election of directors. The stock calculations required to determine the amount of shares eligible to be voted in each election are based upon each member’s stock holdings on December 31 of the prior year. There are no voting preferences associated with any class or subseries of Class B Stock.

Classification of Board of Directors / Cumulative Voting
Each member of the Bank’s board of directors is elected to a four-year term, and the directors’ terms are staggered. In general, a director may serve no more than three consecutive four-year terms. There are no classes of directors, and there is no cumulative voting.

Liability for Capital Assessments
As more particularly described below, we may increase the minimum Stock Requirement of members:

•within certain ranges specified in the Capital Plan; and

•outside such ranges with approval from the Finance Agency.

Such an increase could result in a member being required to purchase additional stock or reduce its volume of activity in order to come into compliance with the new requirements. The failure of a member to comply with the new requirements would result in its access to products and services being suspended until the requirements are met, and failure to comply within ten business days may lead to the possible termination of its membership.

Dividends
Dividends may be, but are not required to be, paid on our Class B Stock. Historically, the board has declared dividends quarterly. Dividends, if declared, may be paid in either cash or stock, or a combination thereof. Our capital plan does not mandate a specific difference between subseries B-1 and subseries B-2 dividend rates. Rather, the Board of Directors may set a dividend rate on subseries B-2 stock that is equal to or greater than the rate on subseries B-1 Stock. The calculation of the dividend to be paid is based on the average number of shares of each type held by the member during the quarter.

No dividend may be declared or paid if we are, or would be as a result of such payment, in violation of our minimum capital requirements. Moreover, we may not pay dividends if any principal or interest due on our Consolidated Obligations issued to provide funds to us has not been paid in full or, under certain circumstances, if we fail to satisfy liquidity requirements under applicable Finance Agency regulations. Dividends are non-cumulative and, if declared, are paid only from current net earnings or retained earnings, and are subject to the application of our capital markets policy.

Redemption and Repurchase
As more particularly described below, Class B Stock is redeemable upon written notice from the member, subject to certain restrictions discussed below, after a period of five years (“Redemption Period”) from the date of such notice. In addition, Class B Excess Stock may be repurchased by the Bank under certain circumstances. If a member at any time holds Excess Stock, we may, in our discretion, repurchase such Excess Stock at par value upon fifteen days’ notice to the member. A member may identify, by date of acquisition, the shares of Excess Stock to be repurchased. A member may also request that we repurchase Excess Stock, resulting from the receipt of stock dividends or otherwise; however, the Bank retains the discretion as to whether or not to repurchase shares of Excess Stock from a member.

A member may file a written request for us to redeem all or part of its Class B Stock. The Redemption Period will commence on the date of our receipt of the written notice. The redemption notice must identify the specific shares of Class B Stock that are to be redeemed by date of acquisition and amount. If the redemption notice fails to identify the particular shares to be redeemed, the member will be deemed to have requested redemption of the most recently acquired shares that are not already subject to a pending redemption request. At the end of the Redemption Period, only Class B Stock that has been held for at least five years and that is then Excess Stock can be used to fill the redemption request. A member may not have more than one notice of redemption outstanding at one time for the same shares of Class B Stock.

If an Excess Stock redemption request is filed, the member may cancel the redemption request at any time without penalty. Cancellations shall be applied first against Capital Stock needed to meet a member’s Stock Requirement, and then against Excess Stock. A redemption request shall be automatically cancelled if the Bank is unable to redeem the Capital Stock within five business days of the end of the redemption period, because such shares are needed to meet the member’s Stock Requirement. If the redemption notice is cancelled, either by the member or automatically, the member may be required to pay a $500 redemption cancellation fee.

At the end of the Redemption Period, the member receives the par value of the stock being redeemed, unless the stock is then needed to support the member’s Stock Requirement. All outstanding Activity-based Assets that are supported by the stock subject to the redemption request must be paid in full before the stock will be redeemed. Any shares of Excess Stock included in the redemption request will be redeemed.

If, at any time, the Redemption Period for stock owned by more than one member has expired, either with respect to stock subject to a redemption notice or stock of a terminated member, and if the redemption of such stock would cause us to fail to be in compliance with any of our minimum capital requirements, then we will fulfill such redemptions as we are able to accomplish from time to time. In that event, we would begin with such redemptions as to which the redemption period expired on the earliest date and fulfill such redemptions relating to that date on a pro rata basis from time to time until fully satisfied. Thereafter, we would fulfill such redemptions as to which the redemption period expired on the next earliest date in the same manner and continue in that order until all of such redemptions as to which the redemption period has expired have been fulfilled.

If a member has one or more redemption requests outstanding as of the date of repurchase of shares of Capital Stock under redemption and has not identified specific shares to be repurchased, we will first repurchase the most recently acquired shares of Class B Stock of a member that are Excess Stock and that are subject to a redemption request, followed by Excess Stock that is subject to a redemption request that has been outstanding for the next shortest period of time and continue in that order, to the extent necessary, until the member no longer has any Excess Stock, or we have repurchased all of the Excess Stock of the member that we had intended to repurchase.

Any stock that we redeem or repurchase will be retired and will no longer be deemed to be outstanding stock.

Withdrawal or Termination of Membership

Any member may voluntarily withdraw from membership upon written notice to us. Further, an institution’s membership may be involuntarily terminated in accordance with regulations of the Finance Agency in effect from time to time, or its membership may be terminated (i) by operation of law if it is the non-surviving entity in a consolidation or merger with a non-member, another member of the Bank, or an institution outside our district, or (ii) if it relocates outside our district.

Any member that withdraws from membership or that has had its membership terminated may not be readmitted as a member of any FHLBank for a period of five years from the date membership was terminated and all of the member’s stock was redeemed or repurchased. A transfer of membership without interruption between two FHLBanks will not constitute a termination of membership.

Redemptions of stock of a withdrawing or terminated member will occur in accordance with the redemption provisions discussed in the previous section. However, a voluntarily withdrawing member may continue to do business with the Bank during the Redemption Period of the stock held by the member at the time of its notice of withdrawal. If such business requires that member to purchase additional stock, different Redemption Periods will apply to the newly-purchased stock.

Capital Requirements and the Capital Plan

Regulatory Capital Requirements
The Bank Act and Finance Agency regulations require that each FHLBank maintain permanent capital and total capital in sufficient amounts to comply with specified, minimum risk-based capital and leverage capital requirements. Permanent capital is defined as the amount we receive for our Class B Stock (including mandatorily redeemable stock) plus our retained earnings. Permanent capital must at least equal our risk-based capital requirement, which is defined as the sum of credit risk, market risk, and operations risk capital requirements. Each of these risks is measured in accordance with Finance Agency regulations. Total capital is defined as permanent capital, plus the paid-in value of any Class A stock, plus a general allowance for losses, plus any other amounts determined by the Finance Agency to be available to absorb losses. Total capital must equal at least 4% of total assets. Leverage capital is defined as 150% of permanent capital plus the sum of all other components of capital. Leverage capital must equal at least 5% of total assets. From time to time, for reasons of safety and soundness, the Finance Agency may require one or more of the individual FHLBanks to maintain more permanent capital or total capital than is required by the regulations.

The Bank’s authority to redeem or repurchase Class B Stock is subject to a number of regulatory limitations. Specifically, we will not redeem any stock, (notwithstanding the expiration of the Redemption Period), or repurchase any stock: (i) if we are not in compliance with each of our capital requirements; (ii) if the redemption or repurchase would cause us to fail to meet our capital requirements; or (iii) absent approval of the Finance Agency, if we determine or the Finance Agency determines that we have incurred or are likely to incur losses that will result in a charge against our capital.

We also may, subject to certain conditions, suspend redemptions of Class B Stock if we reasonably believe that continued redemption of stock (i) would cause us to fail to meet our minimum capital requirements; (ii) would prevent us from maintaining adequate capital against potential risk that may not be adequately reflected in our minimum capital requirements; or (iii) would otherwise prevent us from operating in a safe and sound manner. During the period of any such suspension of redemptions, we may not repurchase any stock without the approval of the Finance Agency and may be required by the Finance Agency to re-institute the redemption of Class B Stock. In addition, if we reasonably determine that the stock subject to redemption must be maintained as collateral for a member’s then-outstanding obligations, we may redeem the stock but will maintain the proceeds in a collateral account until they are no longer needed as collateral.

Stock Investment by Members

Under our Capital Plan, members are required to purchase and hold Class B Stock based upon the greater of a percentage of the member’s Total Assets (its Membership Stock Requirement) or the member’s Activity-based Stock Requirement, with a minimum investment of $7,500. The Capital Plan currently provides for the calculation of the Membership Stock Requirement to be based upon a percentage of the member’s Total Assets which is established by the Board of Directors within a range of 0.01% to 0.5%, and the Membership Stock Requirement is subject to a maximum stock purchase in an amount established by the Board of Directors within a specified range. In no event is a member required to purchase Class B Stock in excess of $35,000,000 aggregate par value based upon the member’s Total Assets prior to April 1, 2021, or in excess of $5,000,000 aggregate par value based upon the member’s Total Assets thereafter. The Activity-based Stock Requirement is currently set at the total of the following percentages of a member’s Activity-based Assets:

•Credit Products:
◦Advances: 4.5%;
◦Lines of Credit: 4.5%;
◦Standby Letters of Credit: 0.1%;

•Derivative Contracts: 4.5%; and

•Acquired Member Assets: 0.0%, unless a member elects to opt-in to a stock purchase requirement for sales of MPP, in which case it is 4.5%.

However, the Capital Plan authorizes our board, in its discretion, to change these percentages within the following respective ranges.

•Total Assets: 0.01% to 0.5%;

•Credit Products:
◦Advances: 1.0% to 6.0%;
◦Lines of Credit: 1.0% to 6.0%;
◦Standby Letters of Credit: 0.1% to 6.0%;
◦Derivative Contracts: 1.0% to 6.0%; and
◦Acquired Member Assets: 0.0% to 6.0%.

Changes in the Activity-based Stock Requirement percentages may, at the discretion of our board, be applied prospectively only as to Activity-based Assets acquired after the date of the notice of the change. Changes outside these ranges would require prior approval from the Finance Agency. An increase in any of the percentages would generally require members to purchase additional shares of Class B Stock.

Each member’s Stock Requirement will change from time to time based upon changes in a member’s Total Assets or Activity-based Assets. Total Assets are calculated annually on or about April 1, based upon a member’s financial statements as of December 31 of the prior year. The Activity-based Stock Requirement will be recalculated whenever a member enters into an Activity-based Asset. To the extent that a member does not hold sufficient Excess Stock, the member must comply with any associated requirement to either purchase additional Class B Stock at the time a new Activity-based Asset is entered into and for as long as the Activity-based Asset is outstanding. We also have the right to recalculate a member’s Stock Requirement at any time, using the most recent financial statements and account balance information available to the Bank at the date of recalculation. If a member fails to purchase or convert the additional stock necessary to comply with a recalculated Stock Requirement, its access to our products and services will be suspended until such requirements are met, and any failure to make such stock purchases or conversions within 10 business days from the required purchase date may result in involuntary termination of membership.

If our board adjusts the percentages used in calculating the Stock Requirement, the adjustment will go into effect not less than 15 days after declaration by the board and notice to the members. Any member that fails to comply with the new Stock Requirement on the date it becomes effective will not be able to access our products or services of the Bank until such requirements are met and, if the failure continues for at least 10 business days, the member may be involuntarily terminated. Members that have filed a notice of withdrawal from membership or that have had their membership otherwise terminated are not required to meet any increases in the Stock Requirement based upon changes in the Membership Stock Requirement percentage or in the Activity-based Stock Requirement percentages while the notice is pending or subsequent to such termination unless new Activity-based Assets are acquired. Changes in the Activity-based Stock Requirement percentages will be applied to a member’s outstanding and new Activity-based Assets (or if the percentage change was prospective only, then only to new Activity-based Assets).